                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                   FORM 11-K



     (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1994 or


     (  )  TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF
           THE SECURITIES EXCHANGE ACT OF 1934

               For the Transition Period from __________ to __________



Commission File No. 1-9583


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               MBIA INC. Employees Profit Sharing and 401 (K) Salary
                                 Deferral Plan



    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MBIA INC.
                            113 King Street
                           Armonk, N. Y. 10504
                                                     PAGE 1 OF 11

                            MBIA INC.
                  EMPLOYEES PROFIT SHARING AND
                   401(K) SALARY DEFERRAL PLAN


                      FINANCIAL STATEMENTS
                       FOR THE YEARS ENDED
                   DECEMBER 31, 1994 AND 1993

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                      FINANCIAL STATEMENTS




                              INDEX




                                                                     Pages

Report of Independent Accountants                                      2


Financial Statements:
  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1994 and 1993                          3

  Statements of Changes in Net Assets Available
    for Plan Benefits for the years ended
    December 31, 1994 and 1993                                         4

  Notes to Financial Statements                                       5-10

                   REPORT OF INDEPENDENT ACCOUNTANTS
                   ---------------------------------

TO THE PLAN ADMINISTRATOR OF
MBIA INC. EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN:

We have audited the accompanying statements net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

New York, New York
June 5, 1995
                                     /s/ COOPERS & LYBRAND L.L.P.
                                     ----------------------------

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                           December 31        December 31
                                              1994               1993
                                           -----------        -----------
Assets:
  Allocated share of Master Trust
        net assets, at fair value          $22,946,984        $21,069,322

  Receivables:
    Employee contributions                      33,679                ---
                                           -----------        -----------
      Total assets                         $22,980,663        $21,069,322

Liabilities:
  Other liabilities                              3,936              7,883
                                           -----------        -----------

      Net assets available for
        plan benefits                      $22,976,727        $21,061,439
                                           ===========        ===========


                   The accompanying notes are an integral
                     part of the financial statements.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

               STATEMENTS OF CHANGES IN NET ASSETS
                   AVAILABLE FOR PLAN BENEFITS


                                                Years ended December 31
                                              -----------------------------
                                                 1994             1993
                                              -----------------------------
Contributions:
  Employees' salary deferral                  $ 1,780,414      $ 1,774,803

  Employer                                      1,122,997        1,049,244

Income (loss) from investment activities         (412,511)       1,634,460

Benefit distributions                            (575,612)        (367,796)
                                              -----------      -----------
     Net increase                               1,915,288        4,090,711

Net assets available for plan
  benefits, beginning of year                  21,061,439       16,970,728
                                              -----------      -----------

     Net assets available for plan
       benefits, end of year                  $22,976,727      $21,061,439
                                              ===========      ===========


                     The accompanying notes are an integral
                       part of the financial statements.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                  NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION
- -------------------
The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of Municipal Bond Investors Assurance Corporation, MBIA Municipal Investors Service Corporation and MBIA Securities Corp., which are wholly-owned subsidiaries of MBIA Inc. (the "Company"). Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company for those participants making salary deferred contributions at the rate of 100% of the participant's contribution and up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines.

The assets of both the Plan and the MBIA Inc. Employees Pension Plan are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, master trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of eight Fidelity funds and the Employer Stock Fund.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions.

The benefit to which a participant is entitled is the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------

INVESTMENTS
The Plan's assets are invested in the MBIA Inc. Master Trust (the
"Trust") with the assets of the MBIA Inc. Employees Pension Plan.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
            NOTES TO FINANCIAL STATEMENTS (continued)


The Plan's share of investments and income from investment activities in the Trust is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Investments in the Fidelity funds and the Company's common stock are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost plus accrued income, which approximates fair value.

Gain or loss on sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's income from investment activities includes the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

PARTICIPANT ACCOUNTS
Each participant has an account which is credited with the Company's contribution, employees' contribution and the income
(loss) from the investment activities of the participant's account.

ADMINISTRATIVE EXPENSES
Administrative expenses are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.


3. PLAN TERMINATION
- -------------------

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
            NOTES TO FINANCIAL STATEMENTS (continued)


4. INVESTMENTS
- --------------

As of December 31, 1994 and 1993, the financial position of the Master Trust and the Plan's percentage interest in each asset category were as follows:

                                    As of December 31, 1994                 As of December 31, 1993
                                -----------------------------------   -------------------------------------
                                   Total Master Trust                   Total Master Trust
                                ------------------------    Plan's    -------------------------    Plan's
                                   Cost       Fair Value  % Interest     Cost       Fair Value   % Interest
                                -----------  -----------  ----------  -----------   -----------  ----------

Investments at fair
  value as determined
  by quoted market price:
    Employer Stock Fund         $ 9,545,532  $ 8,640,565   100.00%    $ 8,501,260   $ 8,369,235   100.00%
    Fidelity Puritan Fund         1,231,509    1,163,026    38.08         841,702       839,739    36.80
    Fidelity Magellan Fund        2,592,316    2,461,358    43.74       1,953,054     2,042,259    43.35
    Fidelity Growth Company Fund  1,769,790    1,677,874    38.76       1,457,841     1,481,496    40.72
    Fidelity Growth and Income
     Portfolio                   16,757,958   15,978,056    44.06      13,147,601    14,509,853    44.70
    Fidelity Intermediate
     Bond Fund                    1,068,373      990,843    48.50         889,881       912,294    49.33
    Fidelity Overseas Fund          947,439      928,024    44.26         486,520       542,306    39.94
    Fidelity Blue Chip
     Growth Fund                  1,828,858    1,933,640    44.19       1,392,048     1,422,212    44.14
    Managed Income Portfolio      6,050,045    6,050,045    41.89       5,834,398     5,834,398    43.56
                                -----------  -----------   ------      ----------   -----------   ------
                                 41,791,820   39,823,431    55.57      34,504,305    35,953,792    56.99
Investments at estimated fair
 value:
Participant loans                 1,097,170    1,097,170    74.48         812,039       812,039    71.47
                                -----------  -----------   ------     -----------   -----------   ------
   Total invested assets
    available for benefits of
    participating plans         $42,888,990  $40,920,601    56.08%    $35,316,344   $36,765,831    57.31%
                                ===========  ===========   ======     ===========   ===========   ======

For the years ended December 31, 1994 and 1993, net appreciation (depreciation) in the fair value of investments (determined by quoted market price) of the Master Trust (including investments bought and sold, as well as held during the year) was as follows:

                                           Years ended December 31
                                         --------------------------
                                             1994          1993
                                         ------------   -----------
 Fidelity funds                          ($1,101,182)    $1,818,599

 Employer Stock Fund                        (928,820)      (123,315)
                                         -----------     ----------
                                         ($2,030,002)    $1,695,284
                                         ===========     ==========

                          MBIA INC.
    EMLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
          NOTES TO FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 1994 and 1993, investment income consisting of dividends and interest in the Master Trust were $2,102,733 and $1,998,407, respectively.


5. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
- ---------------------------------------------------------------------------

As of December 31, 1994 and 1993, the net assets available for Plan benefits of the individual investment funds were as follows:


                                                As of December 31
                                           -----------      -----------
                                              1994             1993

Employer Stock Fund                        $ 8,670,308      $ 8,361,353
Fidelity Puritan Fund                          442,856          308,983
Fidelity Magellan Fund                       1,076,482          885,340
Fidelity Growth Company Fund                   650,287          603,251
Fidelity Growth and Income Portfolio         7,039,153        6,485,978
Fidelity Intermediate Bond Fund                480,600          450,070
Fidelity Overseas Fund                         410,752          216,602
Fidelity Blue Chip Growth Fund                 854,507          627,755
Managed Income Portfolio                     2,534,659        2,541,744
Participant Loans                              817,123          580,363
                                           -----------      -----------
                                           $22,976,727      $21,061,439
                                           ===========      ===========

For the years ended December 31, 1994 and 1993, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                       Year ended December 31, 1994
        -----------------------------------------------------------------------------------------------------------------------
         Employer                       Growth     Growth                            Blue Chip   Managed
           Stock     Puritan  Magellan Company   and Income  Intermediate Overseas     Growth    Income    Participant
           Fund       Fund      Fund     Fund       Fund       Bond Fund     Fund       Fund    Portfolio     Loans       Total
       ----------- --------- --------- --------- ----------- ------------ --------   --------  -----------  ---------- -----------
Contri-
 butions:
 Employees'
 salary
 deferral
        $  162,623  $ 68,908  $237,893  $124,361  $  652,962     $59,396   $ 99,927   $122,171  $252,173     $   ---    $1,780,414

 Employer
         1,122,997       ---       ---       ---         ---         ---       ---        ---       ---          ---     1,122,997

Income from
 investment
 act-
 ivities  (779,006)    5,047   (22,275)  (15,316)    150,790      (8,177)    (1,860)    66,299   139,866      52,121      (412,511)

Benefit
 distri-
 butions  (222,668)   (3,331)  (28,829)  (15,426)   (150,353)     (2,464)    (5,634)   (47,717)  (65,243)    (33,947)     (575,612)

Transfers
 (to)
 from
 other
 funds      25,009    63,249     4,353   (46,583)   (100,224)    (18,225)   101,717     85,999  (333,881)    218,586          ---
        ----------  --------  --------   -------    --------     -------   --------   --------  --------    --------    ----------
Net
 increase
 (decrease)
 in net assets
 available
 for Plan
 bene-
 fits   $  308,955  $133,873  $191,142   $47,036    $553,175    $ 30,530   $194,150   $226,752  $ (7,085)   $236,760    $1,915,288
        ==========  ========  ========   =======    ========    ========   ========   ========  ========    ========    ==========

                                                        Year ended December 31, 1993
         -----------------------------------------------------------------------------------------------------------------------
          Employer                       Growth     Growth                           Blue Chip   Managed
            Stock     Puritan  Magellan Company   and Income  Intermediate Overseas   Growth      Income    Participant
            Fund       Fund      Fund     Fund       Fund       Bond Fund     Fund     Fund     Portfolio     Loans       Total
        ----------- --------- --------- --------- ----------- ------------ --------  ---------  ----------  ----------- -----------
Contri-
 butions:
 Employees'
  salary
  defer-
   ral  $   80,834  $ 57,019  $138,823  $108,392  $  870,039    $90,306    $ 27,896  $135,473   $266,021    $   ---     $1,774,803

 Employ-
  er     1,049,244      ---       ---       ---         ---         ---         ---       ---        ---        ---      1,049,244

Income
 from
 invest-
  ment
  activit-
   ies     (16,966)   39,275   131,823    77,264   1,042,941     45,584      24,415   118,806    141,522       29,796    1,634,460

Benefit
 distri-
 butions  (147,922)     ---     (8,772)  (22,006)    (84,974)       ---      (8,286)  (15,078)   (80,758)         ---     (367,796)

Transfers
 (to) from
 other
 funds     158,676   210,521    92,753    24,537    (580,437)   (10,702)    172,392   (56,492)  (375,853)     364,605          ---
        ----------  --------  --------   -------    --------    -------    --------  --------   --------    ---------   ----------

Net
 increase
 (decrease)
 in net
 assets
 available
 for Plan
 bene-
  fits  $1,123,866  $306,815  $354,627  $188,187  $1,247,569    $125,188   $216,417  $182,709   $(49,068)   $394,401    $4,090,711
        ==========  ========  ========  ========  ==========    ========   ========  ========   ========    ========    ==========

                           MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
           NOTES TO FINANCIAL STATEMENTS (Continued)

6. Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

                           SIGANTURES
                           ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                        MBIA Inc.
                                               Employees Profit Sharing and
                                               401(K) Salary Deferral Plan




                                                   /s/ Hilda H. Boas
Date:  June 5, 1995                             ------------------------------
                                                   Hilda H. Boas
                                                   Senior Vice President
                                                   Plan Administrator





                                                   /s/ Louis G. Lenzi
Date:  June 5, 1995                             ------------------------------
                                                   Louis G. Lenzi
                                                   General Counsel